Brushy Resources, Inc.
300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258
(210) 999-5400

March 28, 2016

Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Via EDGAR

Re:	Brushy Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 16, 2015
Response Letter Dated January 21, 2016
File No. 000-54967

Dear Mr. Hiller:

In connection to your letter dated March 11, 2016, Brushy Resources, Inc. (the “Company”) responds as follows. For your convenience, the staff’s comment set forth in the letter has been restated below in its entirety, with the response immediately below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 2 – Summary of Significant Accounting Polices, Page F-9

1.	We have reviewed your response to prior comment two. We understand you are continuing your efforts to resolve the issue surrounding auditor association with the immaterial changes to your 2013 financial statements. Please advise us further when you determine what actions you expect to take to resolve this matter.

Response:

The Company acknowledges that the 2013 financial statements contained in the Company’s December 31, 2014 Form 10-K were revised for an immaterial error correction related to the financial reporting of income taxes. Disclosure with respect to the revision for the prior period immaterial error correction was included in Note 2 to the December 31, 2014 and 2013 financial statements. This immaterial error was originally identified in 2014.

We assessed the materiality of the error along with our independent registered public accounting firm at the time, KPMG LLP (“KPMG”), in accordance with the Securities and Exchange Commission (“SEC”) guidance on considering the effects of prior period misstatements, taking into consideration both quantitative and qualitative factors. Based on this analysis, we determined that the error was immaterial to the prior reporting period and, therefore, amendment of the previously filed Form 10-K was not required; however, in connection with our December 31, 2014 Form 10-K, we reflected the correction of this prior period error in the period in which it originated and revised our consolidated balance sheet as of December 31, 2013 and our consolidated statements of operations, equity and cash flows for the year ended December 31, 2013.

The Company’s independent registered public accounting firm that issued the audit opinion on the Company’s 2013 financial statements was Rothstein Kass. In accordance with the guidance in paragraph 21 of PCAOB AU Section 315, Communications Between Predecessor and Successor Auditors, Rothstein Kass was informed of the errors with respect to the Company’s 2013 financial statements. Consistent with the Company’s conclusion, Rothstein Kass concluded that the errors were not material to the 2013 financial statements. Since the revisions to the Company’s 2013 financial statements were not considered material, we were informed by Rothstein Kass that they could continue to reissue their original audit opinion on the Company’s 2013 financial statements.

We have read the referenced literature in the comment included above. With respect to Q1 of the PCAOB Staff’s Questions and Answers, we note that Q1 and footnotes 1 and 2 of the Q&A document refer to the correction of errors in prior-period financial statements pursuant to SFAS No. 154 (now ASC 250, Accounting Changes and Error Corrections). The Company’s analysis of SFAS No. 154 (ASC 250) is that the standard applies to material errors which are defined to be Restatements, and does not apply to immaterial error corrections. The Company concluded that its revisions to the 2013 financial statements were an immaterial error correction (and disclosed it as such), not a Restatement. As noted in SFAS No. 154 and ASC 105-10-05-6, the provisions of the standard/Codification need not be applied to immaterial items.

With respect to PCAOB AU Section 508, paragraph 18A specifically refers to the correction of a material misstatement in previously issued financial statements, and requires the addition of an explanatory paragraph following the opinion paragraph. Since Rothstein Kass concluded that the revisions to the Company’s 2013 financial statements were not considered material, no such explanatory paragraph was required to be included in their reissued auditor’s report.

Accordingly, we do not believe that the referenced guidance in the PCAOB staff Q&A or PCAOB AU Section 508 are applicable to the Company’s immaterial error correction of its 2013 financial statements. Our determination is similar to the conclusions that were reached by KPMG and Rothstein Kass, as evidenced by KPMG issuing an opinion on the 2014 financial statements and Rothstein Kass reissuing their original opinion on the 2013 financial statements. Both firms were aware of the immaterial error correction and concurred with the accounting and presentation of the matter. As a result, neither firm referenced the immaterial error correction in their respective reports.

In providing this response to the staff’s comment, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact our legal counsel, Dean M. Colucci of LeClairRyan at (973) 491-3308, if you need any additional information in considering this letter.

Very truly yours,
/s/ Michael J. Pawelek
Michael J.Pawelek
Chief Executive Officer

Cc:	Kim Vo, Controller, Brushy Resources, Inc.
Dean M. Colucci (LeClairRyan)